Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Redwire looks at more acquisitions as Genesis Park SPAC moves ahead

Jacksonville Business Journal

By Logan Moore

19 April 2021

After announcing plans to go public through its acquisition by special-purpose acquisition corporation Genesis Park Acquisition Corp, Jacksonville-based Redwire is looking to make more acquisitions, with a focus on companies with proven technology.

“We kind of (view ourselves) as an acquirer of choice,” Redwire COO Andrew Rush told the Business Journal. “And we’re proud to be that, and as a public company, that will only add to our ability now.”

Redwire was created in June by private equity fund AE Industrial Partners, which rolled up Adcole Space, Deep Space Systems and Jacksonville-based Made in Space. It later picked up a handful of other space-focused firms, including structures companies LoadPath and Roccor, engineering firm Oakman Aerospace and Deployable Space Systems, a developer of spacecraft structures and solar arrays.

As a part of the Made in Space acquisition, Rush, who is president of Made in Space, became chief operating officer of Redwire, while Made in Space Chief Engineer Mike Snyder became Redwire’s chief technology officer.

Redwire announced in late March that it is merging with Genesis Park (NYSE: GNPK) and going public, a move that will enable it to keep up with the growing space industry, Rush said.

“There are efficiencies associated with taking a company public via SPAC, and we just felt like it was the right choice for us here at Redwire compared to other avenues,” he said.

The acquisition values Redwire at $615 million and gives it about $170 million in the bank post-merger.

That makes the company “quite capable” of acquisitions moving forward, Rush said, with Redwire looking for companies with proven technology and a penchant for innovation.

“We really believe that in order to be successful in the next golden age of space, you need to be bent toward a new way of thinking and innovative approaches,” he said.

Competition in the space sector is heating up, with more flights from private launch companies and Space X forging ahead with Starlink, a satellite internet constellation being constructed by the company.

“You’re seeing so many opportunities,” Rush said. “In the next year or two, we will see a continuation of development of the human landing system, which is just like it sounds: NASA’s hardware that will take people to the moon’s surface as well as robotic landers.”

Rush said Redwire plans on seizing the opportunity presented by this growth.

“If you went to Silicon Valley (10 years ago) and you said, ‘Hey I want to start a space company,’ they wouldn’t give you the time of day,” he said. “Now, there’s really quite a vibrant angel investing network.”

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.